[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468

Fax: (212) 859-4000

andrew.barkan@friedfrank.com

October 18, 2017

VIA EDGAR

Pamela Long
Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             EWT Holdings I Corp.
Amendment 1 to Registration Statement on Form S-1
Filed October 11, 2017
File No. 333-220785

Dear Ms. Long:

This letter sets forth the response of Evoqua Water Technologies Corp. (formerly, EWT Holdings I Corp., the “Company”) to the comment letter, dated October 16, 2017 (the “October 16 Letter”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amendment No. 1”), filed on October 11, 2017. In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.

Concurrently with this correspondence, the Company is publicly filing Amendment No. 3 to its Registration Statement on Form S-1 (the “Amended Registration Statement”). When indicated, the responses described below are contained in the Amended Registration Statement. References to page numbers in this letter refer to the pagination of the Amended Registration Statement. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the Amended Registration Statement.

Principal and Selling Stockholders, page 180

1.                                      We note your response to comment 3 of our letter. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. In your next amendment, please revise the table to include the number shares of our common stock owned by certain of your stockholders prior to this offering that have granted AEA EWT Holdings an irrevocable voting proxy. Please revise your footnote to remove the disclaimer.

Response:

The Company respectfully advises the Staff that it believes that including in the footnote to the beneficial ownership table the number of shares of common stock owned by those stockholders that have agreed to vote all of their shares to elect to the Company’s board of directors one individual whom has been nominated by AEA provides the most meaningful presentation of the beneficial ownership by AEA. The Company has revised the disclosure in footnote (1) to the beneficial ownership table on page 189 of the Amended Registration Statement.

Consolidated Financial Statements

Note 23. Subsequent Events, page F-50

2.                                      Please revise your disclosure here and on page F-86 to disclose the actual date through which subsequent events have been evaluated. Please also disclose whether the date through which subsequent events have been evaluated is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to ASC 855-10-50-1. It is not clear to us why you deleted required and previously provided disclosures.

Response:

The Company has revised the disclosure on pages F-50 and F-86 of the Amended Registration Statement in response to the Staff’s comment.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:                                Benedict J. Stas (Evoqua Water Technologies Corp.)

Vincent Grieco (Evoqua Water Technologies Corp.)
Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)

Marc D. Jaffe (Latham & Watkins LLP)

Ian D. Schuman (Latham & Watkins LLP)